PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

April 6, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 22 Filed March 2, 2021 Response dated March 2, 2021 Response dated March 30, 2021 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 1, 2021, relating to the Company’s Post-Qualification Amendment No. 22 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on March 2, 2021 (“Post-Qualification Amendment No. 22”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 23 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 23”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 22 filed on March 2, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 23.

Securities and Exchange Commission

April 6, 2021

Post-qualification Amendment No. 22

General

1.	We note your responses to our prior comments. If true, please supplementally represent to us that, with respect to every horse (including Collusion Illusion, Authentic, Lazy Daisy, Shake It Up Baby, and Mystique 17) represented in your filings, My Racehorse CA LLC, directly or indirectly, is engaged daily on key operating decisions and has approval rights over a broad range of day to day operational matters that directly impact the value of the lease agreements and co-ownership agreements. Please also revise your disclosure, for example in the risk factors section, to state, if true, that My Racehorse CA LLC, any series, the manager, and/or any of their respective affiliates intend that no series will hold assets in which the manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company Act of 1940, as amended.

In response to the Staff’s comment, the Company can indeed supplementally represent to the Commission that, with respect to every horse (including Collusion Illusion, Authentic, Lazy Daisy, Shake It Up Baby, and Mystique 17) represented in the Company’s filings, My Racehorse CA LLC, directly or indirectly, is engaged daily on key operating decisions and has approval rights over a broad range of day to day operational matters that directly impact the value of the lease agreements and co-ownership agreements. Additionally, the Company has revised its disclosure in the risk factors section and elsewhere in Post-Qualification Amendment No. 23 to state that My Racehorse CA LLC, any series, the manager, and/or any of its respective affiliates intend that no series will hold assets in which the manager has limited or no management control, so that it is not considered to be an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

***

Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 23 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:   Michael Behrens, My Racehorse CA LLC